Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,
	2001	2002	2003	2004	2005
Earnings (loss)—
Loss before income taxes	$(10,090)	$(34,017)	$(29,789)	$(93,271)	$(88,593)
Add fixed charges:
Interest expense on indebtedness	692	1,936	990	4,480	6,557
Estimated interest on rental expense	341	329	300	1,611	3,900
Amortization of deferred closing costs related to convertible notes	—	294	156	521	816
Amortization of discount on convertible notes	—	511	271	—	—

Total adjusted loss	$(9,057)	$(30,947)	$(28,072)	$(86,659)	$(77,320)

Fixed charges—
Interest expense on indebtedness	$692	$1,936	$990	$4,480	$6,557
Estimated interest on rental expense	341	329	300	1,611	3,900
Amortization of deferred closing costs related to convertible notes	—	294	156	521	816
Amortization of discount on convertible notes	—	511	271	—	—

Total fixed charges	$1,033	$3,070	$1,717	$6,612	$11,273

Coverage deficiency	$(10,090)	$(34,017)	$(29,789)	$(93,271)	$(88,593)